Exhibit 99.143

WonderFi Announces Listing on OTCQB in the United States

Vancouver, British Columbia--(Newsfile Corp. - August 16, 2022) - WonderFi Technologies Inc. (TSX: WNDR) (OTCQB: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") is pleased to announce that after a successful application process, the Company's common shares ("Shares") will begin trading on the OTCQB® Venture Market ("OTCQB") on August 17, 2022, at the opening of the market under its current stock symbol "WONDF".

The OTCQB is recognized by the Securities and Exchange Commission (SEC) and provides investors with a premium market for their securities in the United States. Trading on the OTCQB introduces additional international compliance and disclosure standards for the Company, and enables current and prospective WonderFi shareholders to obtain improved publicly available trading information.

WonderFi Shares will continue be listed and trade on the TSX under the symbol "WNDR", and will continue to trade under the symbol A3C166 on the Frankfurt Exchange. Existing United States shareholders of WonderFi are not required to exchange certificates representing their Shares or take any other action, as the Shares which were previously quoted on the OTC® Pink Open Market will now be quoted on the OTCQB.

Ben Samaroo, CEO of WonderFi, stated: "We are excited to have the WonderFi Shares quoted on the OTCQB. We expect this will enhance liquidity, boost our visibility internationally and make our Shares available to a much larger group of retail and institutional investors primarily in the United States."

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact:

Binu Koshy, Communications Director

binu@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms including Bitbuy and Coinberry. WonderFi provides unified access to digital assets including crypto, DeFi, gaming and NFTs, in a compliant and regulated environment. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance and are aligned in the mission to empower people around the world to access finance in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities

Litigation Reform Act of 1995 and applicable Canadian securities legislation. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice. All values stated in this release are in Canadian dollars.

The Toronto Stock Exchange has not approved or disapproved of the information contained in this release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/133872